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                             September 13, 2023

       Shannon Shen
       Chief Financial Officer
       Gaotu Techedu Inc.
       5F, Gientech Building, 17 East Zone,
       10 Xibeiwang East Road
       Haidian District, Beijing 100193
       People   s Republic of China

                                                        Re: Gaotu Techedu Inc.
                                                            Report of Foreign
Issuer on Form 6-K Filed February 28, 2023
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            Response Dated July
13, 2023

       Dear Shannon Shen:

              We have reviewed your July 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 13, 2023 letter.

       Response Dated July 13, 2023

       Cash Flows through Our Organization

   1. We note your response to comment 5 and we reissue it in part. Please provide a cross-
                                                        reference to the
condensed consolidating schedule in addition to the consolidated financial statements.
       If the PRC government finds that the agreements that establish the structure for operating certain of our operations ...

   2. We note your proposed amended disclosure in response to comment 11, specifically the portion that states
that "... we could be subject to severe penalties or be forced to
 Shannon Shen
Gaotu Techedu Inc.
September 13, 2023
Page 2
         relinquish our interests in those operations." Please revise to replace with the fact that your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Item 3. Key Information

3. We note your proposed amended disclosure in response to comment 3. Please provide your proposed amended structure chart that includes dashed lines without arrows to depict relationships with the VIE. Additionally, identify here the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Finally, please confirm that other than the ownership noted in footnote 1, all other entities are 100% owned as shown in the structure chart.
Our Holding Company Structure and Contractual Arrangements with the VIE

4. We note your proposed amended disclosure in response to comment 2 and we reissue it.
         Please disclose that the VIE structure provides unique risks to investors and disclose that
         Chinese law prohibits direct foreign investment in the operating companies. We also note your proposed statement that "laws and regulations in Chinese mainland restricts direct foreign investment." Please tell us whether the characterization of "restricts" or "prohibits"
         is appropriate in the case of your business in the context of the Negative List.
Permissions Required from the PRC Authorities for Our Operations

5. We note that your proposed disclosure in response to comment 8. Please state whether you relied on the opinion of counsel with respect to any permissions or approvals that are or may be required by the CSRC, CAC, or any other governmental agency. If not, please state as much and explain why such an opinion was not obtained. Summary of Risk Factors

6. We note your proposed amended disclosure in response to comment 9. Please revise to specifically note that the Chinese government may intervene or influence your operations at any time. Also, please specifically note that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign
FirstName LastNameShannon Shen
       investment in China-based issuers could significantly limit or completely hinder your
Comapany    NameGaotu
       ability to offer orTechedu
                          continueInc.
                                    to offer securities to investors and cause
the value of such
       securities
September         to significantly
            13, 2023  Page 2       decline or be worthless.
FirstName LastName
 Shannon Shen
FirstName LastNameShannon  Shen
Gaotu Techedu  Inc.
Comapany 13,
September NameGaotu
              2023    Techedu Inc.
September
Page 3    13, 2023 Page 3
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Yilin Xu, Esq.